

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2019

James B. Frakes
Chief Financial Officer
Aethlon Medical Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, CA 92123

> **Re: Aethlon Medical Inc.**
> **Registration Statement on Form S-1**
> **Filed November 15, 2019**
> **File No. 333-234712**

Dear Mr. Frakes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julie Robinson, Esq.